United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(check one)

---  Form 10-K;   ---  Form 20-F;   ---  Form 11-K;    -✓-Form 10-Q;   ---  Form 10-D;

---  Form N-SAR;  --- Form N-CSR

For Period Ended :  June 30, 2017

---  Transition Report on Form 10-K

---  Transition Report on Form 20-F

---  Transition Report on Form 11-K

---  Transition Report on Form 10-Q

---  Transition Report on Form N-SAR

For the Transition Period Ended: -------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

*********************************************************************************************

PART 1 – REGISTRANT INFORMATION

Full Name of Registrant:

IronClad Encryption Corporation

Former Name if Applicable:

Butte Highlands Mining Company

Address of Principal Executive Office:

777 South Post Oak Lane, Suite 1700

City, State and Zip Code:

Houston, TX 77056

PART II – RULES 12B-25(b) AND (c)

(a)  The reason described in reasonable detail in Part III of this form   could not be eliminated without unreasonable effort or expense;

-✓-

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form

N-SAR, Form NCSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion there of will be filed on or before the fifth calendar day following the prescribed due day; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has recently entered a development stage to expand its commercial activities with respect to its encryption software.  Part of those expanded activities include adding additional finance and accounting staff to more effectively manage its reporting obligations; however, the new though still limited staff has only recently started developing effective techniques to more timely report under its SEC reporting obligations.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

          David G. Gullickson                 281                  455-1999

     --------------------------------      -----------        ---------------------

                  (Name)                   (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If the answer is no, identify report(s).                                    ✓ Yes  --- No

---------------------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ✓ Yes  --- No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net losses to be reported for the three and six month periods ended June 30, 2017 will be approximately $2,123,046 and $4,361,523, respectively.  The quarterly and year to date net losses are ratable to those reported for the quarter ended March 31, 2017.  Losses in 2017 relate to the Company’s change to actively implementing its business plans to now develop and market its encryption software and related products.

Net losses for all periods in 2017 compared to similar prior periods in 2016 are significantly greater in that the Company during 2016 had only limited operations and thus much lower reported net losses.

*********************************************************************************************

SIGNATURE

*********************************************************************************************

IronClad Encryption Corporation

---------------------------------------------

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

  August 14, 2017

/s/ David G. Gullickson

------------------------    By: ------------------------------------

  Date

David G. Gullickson

Vice President of Finance and Principal Financial Officer